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CUSIP No. 300867108

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           Exchange Applications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    300867108
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                                 (CUSIP Number)

                                  Deven Parekh
                      Insight Venture Associates IV, L.L.C.
                                680 Fifth Avenue
                            New York, New York 10022
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 2, 2002
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                   (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 300867108
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Venture Partners IV, L.P. (f/k/a Insight Capital Partners IV, L.P.)

--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use
        Only
--------------------------------------------------------------------------------

  4.    Source of Funds (See                     WC
        Instructions)
--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of   Insight Venture Partners IV, L.P. is organized
        Organization              under the laws of the State of Delaware
--------------------------------------------------------------------------------
                      Sole Voting
 Number of        7.   Power              2,716,642  shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              2,716,642 shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          2,716,642 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       70.3%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN

       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 300867108

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners (Cayman) IV, L.P. (f/k/a Insight Capital Partners (Cayman) IV, L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)
--------------------------------------------------------------------------------
  3.    SEC Use
        Only
--------------------------------------------------------------------------------

  4.    Source of Funds (See     WC
        Instructions)
--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of   Insight Venture Partners (Cayman) IV, L.P. is
        Organization              organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                      Sole Voting
 Number of        7.   Power              373,392 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              373,392  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          373,392  shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       24.6%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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  CUSIP No. 300867108
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       Insight Venture Partners IV (Fund B), L.P. (f/k/a Insight Capital Partners IV (Fund B), L.P.)
--------------------------------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)
--------------------------------------------------------------------------------

       SEC Use
  3.   Only
--------------------------------------------------------------------------------
       Source of Funds (See                    WC
  4.   Instructions)
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or
        Place of             Insight Venture Partners IV (Fund B), L.P. is
  6.    Organization         organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                       Sole Voting
 Number of        7.   Power              23,388 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              23,388  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person           23,388 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       2.0%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN


       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 300867108
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners IV (Co-Investors), L.P. (f/k/a Insight Capital Partners IV (Co-Investors), L.P.)
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
       Source of Funds (See
  4.   Instructions)             WC
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
       Citizenship or
       Place             Insight Venture Partners IV (Co-Investors), L.P. is
  6.   of Organization    organized under the laws of the state of Delaware
--------------------------------------------------------------------------------
                       Sole Voting
 Number of        7.   Power              430,049 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              430,049  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          430,049  shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       27.3%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 300867108

Preliminary Note:  The information contained in this Schedule 13D has been amended to reflect a preliminary non-binding offer from a group led by one of the Reporting Persons regarding the potential acquisition of the Issuer.


ITEM 4.  PURPOSE OF THE TRANSACTION

     Item 4 has been amended and restated as follows:

     On April 29, 2002, the Issuer received a preliminary non-binding offer from a group led by Insight Venture Partners, a Reporting Person, regarding the potential acquisition of the Issuer. The offer is non-binding and subject to customary conditions, including the execution of definitive agreements. The Issuer's board of directors has formed a special independent committee to evaluate the offer.

     To date, the acquisition of the Issuer's equity securities has been made by the Reporting Persons for investment purposes. Each of the Reporting Persons may make additional purchases of the Issuer's Common Stock or other equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments.

     Depending on these factors, each of the Reporting Persons may decide to sell all or part of its holdings of the Issuer's Common Stock or other equity securities in one or more public or private transactions.

     Except as set forth in this Schedule 13D, as amended, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving a material amount of assets or capital stock of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to be eligible for termination of registration under Section 12(g) of the Exchange Act.














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CUSIP No. 300867108

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INVESTORS:

Date:  May 2, 2002              INSIGHT VENTURE PARTNERS IV, L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By:   /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

Date:  May 2, 2002              INSIGHT VENTURE PARTNERS (CAYMAN) IV, L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By:  /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

Date:  May 2, 2002              INSIGHT VENTURE PARTNERS IV (FUND B), L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

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CUSIP No. 300867108

Date:  May 2, 2002              INSIGHT VENTURE PARTNERS IV
                                (CO-INVESTORS), L.P.


                                By:  Insight Venture Associates IV, L.L.C.,
                                its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director